SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

(Exact name of registrant as specified in its charter)

Commission File Number: 000-25489

95 Wellington Street West

Suite 900

Toronto, Ontario M5J 2N7

CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.

By:  /s/  David McPherson

        David McPherson

        President and Chief Executive Officer

Date: April 10, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated April 10, 2008 announcing initial drill results from the William Lake Drill Program

Exhibit 99.1

Pure Nickel Inc. 95 Wellington St. W. Ste 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	NIC (TSX), PNCKF (OTC BB) 67.766 million 92.410 million C$0.23 - $1.65

– NEWS RELEASE –

Pure Nickel Announces Initial Results from its William Lake Drill Program

TORONTO: April 10, 2008: Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) is pleased to provide an update on results from the first 7 holes of its winter drill program at its William Lake Property located in the southern portion of the Thompson Nickel Belt, Central Manitoba. The property is owned 100% by Pure Nickel Inc.

This winter the program encompassed an integrated exploration project that included diamond drilling and an 1159km VTEM airborne geophysical survey that identified numerous weak to highly conductive zones some of which were drilled.

The surface drill program was completed on April 8th with a total of 7525.59 meters in 15 holes completed on budget. The drilling was completed on five zones within the 15 km William Lake trend. This winters program was testing nickel bearing horizons identified by the historical drilling (see 43-101 William Lake Technical Report). In view of the previous wide spaced drilling (up to 250 meters apart) one of the main objectives of the program was to establish the continuity of the known mineralization to provide confidence to work towards a mineral estimation for a 43-101 compliant resource on one or more sections. Testing for the continuity of mineralization included drilling above, below and on strike of the known zones at 50 to 100 m step outs. In addition, new zones identified by the VTEM survey, as well as previously identified nickel bearing horizons with little previous drilling and/or poor understanding of the mineralization, were also explored.

This release details the assay results from the first 7 holes with an additional 8 holes to follow. Drilling results to date indicate significant nickel mineralization is found in 2 of the 3 zones targeted with results pending on an additional 3 zones. Highlights of the initial results include:

•	Hole 350 returned 5.15 m of 0.84% Ni, including 1.3 m of 2.11% Ni
•	Hole 351 returned 0.5 m of 1.11% Ni
•	Hole 354 returned 17.16 m of 0.51% Ni, 5.65 m of 1.02% Ni
•	Hole 355 returned 25.37 m of 0.44% Ni, 2.74 m of 1.68%, 1 m of 3.43% Ni
•	Hole 357 returned 9.1 m of 0.89% Ni, including a 3 m section of 1.0% Ni

This program has demonstrated that the William Lake trend is a prolific nickel bearing property with continuity of mineralization.

Additional assay results are pending on 8 holes including 2 holes in one zone that intersected greater than 20 metres of massive sulphides in each. The 2 holes are 75 meters apart in a zone that has historically reported results (see 43-101 William Lake Technical Report) ranging from 1.44% Ni over 0.57 meters to 3.44% Ni over 2.10 meters. These are the thickest massive sulphide intersections encountered in the 2007-08 drill program and assay results are pending.

Additional analyses are to include PGE (platinum group elements) analyses on existing analyzed samples that return > 0.5% Ni or Cu because historical analyses on the William Lake trend returned 9.3g/t Pt, 11.0g/t Pd, 2.1g/t Rh, 2.9g/t Ir and 10.4 g/t Ru (U of T results 43-101 William Lake Technical Report) from a composite sample from one of the zones.

Detailed drill results on the first 7 holes are tabulated below. Intersection length provided is meterage measured down hole.

Drill Hole	From	To	Core Length	Core Length	Nickel
	(meters)	(meters)	(meters)	(feet)%

WL08-PNI-350	543.95	546.37	2.42	7.94	0.55
and	550.37	552.94	2.57	8.43	0.64
and	600.70	605.85	5.15	16.90	0.84
Incl.	604.55	605.85	1.3	4.27	2.11
and	611.85	615.35	3.5	11.48	0.50

WL08-PNI-351	347.34	347.84	0.5	1.64	1.11

WL08-PNI-352	No significant values

WL08-PNI-353	Drill hole did not reach target

WL08-PNI-354	459.29	471.29	12	39.37	0.32
and	542.71	561.67	18.86	61.88	0.38
Incl.	542.71	551.97	9.28	30.45	0.47
and	569.82	583.82	14	45.93	0.50
Incl.	569.82	573.82	4	13.12	0.79
and	592.60	596.19	3.59	11.78	0.65
and	605.04	608.35	3.31	10.86	0.66
and	619.06	636.22	17.16	56.30	0.51
Incl.	631.06	636.22	5.16	16.93	0.70
and	651.36	662.42	11.06	36.29	0.57
and	659.36	662.42	3.06	10.04	0.93
and	705.85	713.50	7.65	25.10	0.89
Incl.	707.85	713.50	5.65	18.54	1.02

Drill Hole	From	To	Core Length	Core Length	Nickel
	(meters)	(meters)	(meters)	(feet)%

WL08-PNI-355	387.00	391.00	4	13.12	0.85
and	413.00	417.00	4	13.12	0.63
and	439.65	443.00	3.35	10.99	0.62
and	441.00	466.37	25.37	83.23	0.44
Incl.	457.00	459.00	2	6.56	1.00
and	490.00	495.64	5.64	18.50	0.74
and	594.86	597.60	2.74	8.99	1.68
Incl.	594.86	595.86	1	3.28	3.43
and	599.31	599.81	0.5	1.64	1.18

WL08-PNI-357	391.48	400.58	9.1	29.86	0.89
Incl.	395.58	398.58	3	9.84	1.00
and	477.75	481.75	4	13.12	0.53

Drill hole location map from the program can be found at the company’s website: www.purenickel.com

Quality Control:

Aurora Geosciences Ltd. of Yellowknife is the project operator for Pure Nickel. Drill core is logged on site by Aurora’s geologist. Core is then cut, one half is retained and stored on site for reference, and one half is sent for analysis. QA/QC programs employ the insertion of blanks and CANMET certified reference material at regular intervals as quality control. Additional standards, blanks and duplicate analyses are also employed by the analytical laboratory.

Core samples are delivered to TSL Laboratories Inc. preparation facility in Saskatoon for crushing and pulverizing. Pulps are geochemically analyzed for nickel, copper, cobalt and sulphur and samples containing over 0.50% copper or nickel are reanalyzed with an assay technique using an aqua regia digestion for both methods. The aqua regia technique generally determines only the soluble sulphide nickel that is present and does not determine the amount of silicate nickel that may be present.

Phillip Mudry, P.Geol. is Chief Exploration Consultant for Pure Nickel Inc. and is the designated Qualified Person (Q.P.) for the William Lake Project. Mr. Mudry is supervising drill hole planning, implementation and quality control/quality assurance programs at the William Lake project for 2008.

About William Lake:

William Lake is one of the principal properties acquired in the Xstrata Canadian Property purchase by Pure Nickel in July, 2007. Since the acquisition, the Pure Nickel exploration team has compiled a considerable amount of historical drill and geophysical data, commissioned the 43-101 Technical Report and commenced drilling on high priority target areas of know mineralization from the extensive dataset provided by Xstrata Nickel. The areas of known mineralization on the William Lake property evidenced by historic drill data extends over a distance of 15 kilometers. William Lake is close to metallurgical processing facilities at Thompson and Flin Flon, Manitoba, is well located adjacent to the major North South all weather highway and is bordered to the east by major regional electrical transmission power lines.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with a diverse collection of advanced nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2008 exploration program is underway on multiple properties and is fully funded.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks. The following are important factors that could cause the Company’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

David McPherson

President & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com